[Letterhead of Cahill Gordon & Reindel llp]

(212) 701-3491

September 30, 2013

Re:	Global Sources Ltd.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 000-30678

Dear Mr. Spirgel:

On behalf of and as counsel to Global Sources Ltd. (the “Company”) and as discussed by telephone earlier today with Kathryn Jacobson, we have requested an extension of time to reply to your letter dated September 25, 2013 to Ms. Connie Lai of the Company, regarding the above-referenced report, until October 26, 2013.  Per my telephone conversation earlier today with Kathryn Jacobson, our request for an extension until October 26, 2013 was granted.

The Company appreciates the Staff’s consideration.  The Company continues to diligently prepare a response.

Please direct any questions or concerns regarding this request to the undersigned at the number indicated above.  Thank you for your attention.

Sincerely, /s/ Stuart G. Downing Stuart G. Downing

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

VIA EDGAR

cc:	Kathryn Jacobson Dean Suehiro Gregory Dundas Connie Lai Adrian Sims Joshua Goldberg